Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated July 1, 2008	Registration Statement No. 333-142572

European Investment Bank

JPY 25,000,000,000 1.400% Notes due 2017

Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:
JPY 25,000,000,000. The notes offered under this free writing prospectus will have the same terms (other than inter alia the price to public and issue date), form part of the same series and trade freely with the notes issued on June 30, 2005, March 14, 2007, January 18, 2008 and April 28, 2008

Settlement:	9 July 2008
Maturity:	20 June 2017
Interest Payment Dates:	20 June, 20 December in each year
Coupon:	1.400% (semi-annual)
Reoffer/Issue Price:	98.05% plus accrued interest
Yield:	1.635% (semi-annual)
Benchmark:	JGB #286 (JGB 1.8% 20-Jun-2017)
Spread:	JGB #286 + 9 bps
Denominations:	JPY100,000
Lead:	MS
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +1-212-834-4533.